UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

AMERICAN POWER GROUP CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

395379 30 8

(CUSIP Number)

Spring Mountain Capital, LP 65 East 55th Street, 33rd Floor New York, NY 10022 Tel.: (212) 292-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: J. Fraser Collin Burns & Levinson LLP 125 Summer Street Boston, Massachusetts 02110 (617) 345-3000

August 24, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

1	NAME OF REPORTING PERSON SMC Select Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,568,117*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,568,117*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,568,117*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%**
14	TYPE OF REPORTING PERSON PN

*	Includes 901,451 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

2

1	NAME OF REPORTING PERSON SMC Reserve Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,913,536*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,913,536*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,913,536*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%**
14	TYPE OF REPORTING PERSON PN

*	Includes 246,870 shares of Common Stock, 5,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 5,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

3

1	NAME OF REPORTING PERSON SMC Reserve Fund II Offshore, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,728,383*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,728,383*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,383*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%**
14	TYPE OF REPORTING PERSON PN

*	Includes 61,717 shares of Common Stock, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 1,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.
4

1	NAME OF REPORTING PERSON SMC Employees Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,688,775*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,688,775*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%**
14	TYPE OF REPORTING PERSON PN

*	Includes 422,109 shares of Common Stock, 1,633,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 1,633,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.
5

1	NAME OF REPORTING PERSON SMC Select Co-Investment I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,568,117*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,568,117*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,568,117*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14	TYPE OF REPORTING PERSON OO

*	Includes 901,451 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the general partner of SMC Select Co-Investment Fund I, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

6

1	NAME OF REPORTING PERSON SMC Private Equity Holdings G.P., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%**
14	TYPE OF REPORTING PERSON OO

*	Includes 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

7

1	NAME OF REPORTING PERSON SMC Private Equity Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%**
14	TYPE OF REPORTING PERSON PN

*	Includes 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

8

1	NAME OF REPORTING PERSON Spring Mountain Capital G.P., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,710,036*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,710,036*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,710,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%**
14	TYPE OF REPORTING PERSON OO

*	Includes 1,210,038 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the managing member of SMC Select Co-Investment I GP, LLC and SMC Private Equity Holdings G.P., LLC, and the general partner of SMC Reserve Fund II, LP and SMC Reserve Fund II Offshore, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

9

1	NAME OF REPORTING PERSON Spring Mountain Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,710,036*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,710,036*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,710,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%**
14	TYPE OF REPORTING PERSON PN

*	Includes 1,210,038 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as investment manager of SMC Reserve Fund II, LP, SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II Offshore, LP and SMC Private Equity Holdings, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

10

1	NAME OF REPORTING PERSON Spring Mountain Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,710,036*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,710,036*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,710,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%**
14	TYPE OF REPORTING PERSON OO

*	Includes 1,210,038 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as general partner of Spring Mountain Capital, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

11

1	NAME OF REPORTING PERSON John L. Steffens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,418,811*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,418,811*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,418,811*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,652,147 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 13,133,332 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

12

1	NAME OF REPORTING PERSON Gregory P. Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,418,811*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,418,811*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,418,811*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,652,147 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 13,133,332 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

**	The percentage was calculated based on 52,810,755 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2015.

13

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed on behalf of SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership, SMC Select Co-Investment I GP, LLC, SMC Private Equity Holdings G.P., LLC, SMC Private Equity Holdings, L.P., Spring Mountain Capital G.P., LLC, Spring Mountain Capital, LP, Spring Mountain Capital, LLC and Messrs. John L. Steffens and Gregory P. Ho and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2012, as amended by Amendment No. 1 thereto, as filed with the SEC on April 12, 2013, and by Amendment No. 2 thereto, as filed with the SEC on January 8, 2015 (as amended, the “Schedule 13D”), with respect to shares of common stock, par value $0.01 per share (“Common Stock”) of American Power Group Corporation (the “Company”).

Unless otherwise indicated in this Amendment No. 3, each capitalized term used but not otherwise defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

The Agreement among the Reporting Persons to file jointly is attached as Exhibit 1 to the Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being beneficially owned by it.

SCHEDULE 13D

Item 2. Identity and Background

The information in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed on behalf of SMC Select Co-Investment Fund I, LP, a Delaware limited partnership (“SMC Co-Investment”), SMC Reserve Fund II, LP, a Delaware limited partnership (“SMC Reserve II”), SMC Reserve Fund II Offshore, LP, a limited partnership formed under the laws of the Cayman Islands (“SMC Reserve II Offshore”), SMC Employees Partnership, a New York general partnership (“SMC EP”), SMC Select Co-Investment I GP, LLC, a Delaware limited liability company and general partner of SMC Co-Investment (“SMC Co-Investment GP”), SMC Private Equity Holdings, LP, a Delaware limited partnership (“SMC Holdings LP”), SMC Private Equity Holdings G.P., LLC, a Delaware limited liability company and general partner of SMC Holdings LP (“SMC Holdings GP”), Spring Mountain Capital G.P., LLC, a Delaware limited liability company, managing member of SMC Co-Investment GP and SMC Private Equity Holdings G.P., LLC, and general partner of SMC Reserve II and SMC Reserve II Offshore (“Spring Mountain GP”), Spring Mountain Capital, LP, a Delaware limited liability company and investment manager to SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC Holdings LP (“SMC LP”), Spring Mountain Capital, LLC, a Delaware limited liability company and general partner of SMC LP (“SMC LLC”), and Messrs. John L. Steffens and Gregory P. Ho, each a Managing Member of Spring Mountain GP and SMC LLC and a partner of SMC EP (each of the foregoing, a “Reporting Person,” and collectively, the “Spring Mountain Reporting Persons”).

(b) The address of the principal business and principal office of the Spring Mountain Reporting Persons is c/o Spring Mountain Capital, LP, 650 Madison Avenue, 20th Floor, New York, New York 10022.

(c) The principal business of SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore, SMC EP, and SMC Holdings LP is that of making private equity and related investments. The principal business of SMC Co-Investment GP is acting as general partner of SMC Co-Investment. The principal business of SMC Holdings GP is acting as general partner of SMC Holdings LP. The principal business of Spring Mountain GP is acting as general partner or member of certain private equity funds including SMC Reserve II, SMC Reserve II Offshore, SMC Co-Investment GP and SMC Private Equity Holdings G.P., LLC. The principal business of SMC LP is acting as investment manager of certain private equity funds including SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC Holdings LP. The principal business of SMC LLC is acting as the general partner of SMC LP. The principal businesses of each of Messrs. John L. Steffens and Gregory P. Ho is acting as Managing Member of Spring Mountain GP and SMC LLC.

(d) During the last five years, none of the Spring Mountain Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Spring Mountain Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SMC Co-Investment, SMC Reserve II, SMC Co-Investment GP, SMC Holdings LP, SMC Holdings GP, Spring Mountain GP, SMC LP and SMC LLC are organized under the laws of Delaware. SMC Reserve II Offshore is organized under the laws of the Cayman Islands. SMC EP is organized under the laws of New York. Messrs. John L. Steffens and Gregory P. Ho are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

On August 24, 2015, SMC Holdings LP acquired a Common Stock Purchase Warrant (the "Warrant") which is exercisable for up to 1,500,000 shares of Common Stock upon funding of a loan from SMC Holdings LP indirectly to the Company in the aggregate amount of $1,500,000.00 (the "Loan"). The Warrant vests with respect to SMC Holdings LP's right to exercise the Warrant into shares of Common Stock at a rate of 1 share of Common Stock per $1.00 of the Loan funded by SMC Holdings LP indirectly to the Company. SMC Holdings GP is the general partner of SMC Holdings LP. Spring Mountain GP, one of the Reporting Persons, is the managing member of SMC Holdings GP, and pursuant to Rule 16a-1 of the Securities Exchange Act of 1934, as amended, it may be deemed to be the beneficial owner of any securities reported herein that are beneficially owned by SMC Holdings LP.

Item 4. Purpose of the Transaction

The information in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

14

Issuance of Warrant

On August 24, 2015, SMC Holdings LP acquired the Warrant, as described in Item 3 of this Amendment No. 3.

Item 5. Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) SMC Co-Investment and SMC Co-Investment GP, by virtue of its direct ownership and control of SMC Co-Investment by acting as its general partner, are the beneficial owners of 7,568,117 shares of Common Stock (including 901,451 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Co-Investment and SMC Co-Investment GP and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Co-Investment and SMC Co-Investment GP).

SMC Reserve II is the beneficial owner of 10,913,536 shares of Common Stock (including 246,870 shares of Common Stock, 5,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II and 5,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II).

SMC Reserve II Offshore is the beneficial owner of 2,728,383 shares of Common Stock (including 61,717 shares of Common Stock, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II Offshore, and 1,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II Offshore).

SMC EP is the beneficial owner of 3,688,775 shares of Common Stock (including 422,109 shares of Common Stock, 1,633,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC EP and 1,633,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC EP).

SMC Holdings LP is the beneficial owner of 1,500,000 shares of Common Stock (consisting of 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Holdings LP).

SMC Holdings GP, by virtue of its direct ownership and control of SMC Holdings LP by acting as its general partner, is the beneficial owner of 1,500,000 shares of Common Stock (including 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Holdings LP).

Spring Mountain GP, by virtue of its, (1) direct ownership and control of SMC Reserve II and SMC Reserve II Offshore by acting as their general partner, and (2) indirect ownership and control of (A) SMC Co-Investment by acting as the managing member of SMC Co-Investment GP and (B) SMC Holdings LP by acting as the managing member of SMC Holdings GP, is the beneficial owner of 22,710,036 shares of Common Stock (including 1,210,038 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

SMC LP, by virtue of acting as investment manager of SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC Holdings LP, is the beneficial owner of 22,710,036 shares of Common Stock (including 1,210,038 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

SMC LLC, by virtue of its direct ownership and control of SMC LP by acting as its general partner, is the beneficial owner of 22,710,036 shares of Common Stock (including 1,210,038 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

Each of Messrs. John L. Steffens and Gregory P. Ho by virtue of acting as Managing Member of Spring Mountain GP and SMC LLC and as partner of SMC EP, is the beneficial owner of 26,418,811 shares of Common Stock (including 1,652,147 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by each of the respective SMC Purchasers, and 13,133,332 shares of Common Stock issuable upon exercise of Warrants beneficially owned by each of the respective SMC Purchasers and SMC Holdings LP).

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Each of SMC Co-Investment GP, SMC Holdings GP, Spring Mountain GP, SMC LP, SMC LLC and Messrs. John L. Steffens and Gregory P. Ho disclaim beneficial ownership of the securities owned by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore, SMC EP and SMC Holdings LP, except to the extent of any pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which the Spring Mountain Reporting Persons have beneficial ownership.

(b) See Item 5(a).

(c) See Item 4.

(d) Not applicable.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 4, 2015	By:	/s/ John L. Steffens
John L. Steffens

Date: September 4, 2015	By:	/s/ Gregory P. Ho
Gregory P. Ho

Date: September 4, 2015	SMC SELECT CO-INVESTMENT FUND I, LP

	By:	SMC Select Co-Investment I GP, LLC, General Partner

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: September 4, 2015	SMC RESERVE FUND II, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: September 4, 2015	SMC RESERVE FUND II OFFSHORE, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: September 4, 2015	SMC EMPLOYEE PARTNERSHIP

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Authorized Signatory

Date: September 4, 2015	SMC SELECT CO-INVESTMENT I GP, LLC

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: September 4, 2015	SMC Private Equity Holdings G.P., LLC

	By:	Spring Mountain Capital G.P., LLC, its managing member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: September 4, 2015	SMC PRIVATE EQUITY HOLDINGS, LP

	By:	SMC Private Equity Holdings G.P., LLC, its general partner

	By:	Spring Mountain Capital G.P., LLC, its managing member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Authorized Signatory

Date: September 4, 2015	SPRING MOUNTAIN CAPITAL G.P., LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

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Date: September 4, 2015	SPRING MOUNTAIN CAPITAL, LP

	By:	Spring Mountain Capital, LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: September 4, 2015	SPRING MOUNTAIN CAPITAL, LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

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